Mail Stop 6010

								July 29, 2005


Raymond R. Quirk
Chief Executive Officer
Fidelity National Title Group, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

	Re:	Fidelity National Title Group, Inc.
		Registration Statement on Form S-1
		Filed July 6, 2005
		File No. 333-126402

Dear Mr. Quirk:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Letters to FNF Shareholders and FNT Shareholders

1. Please state in the FNT letter and better highlight, using boldface or larger type, that the receipt of FNT shares is a taxable event.


Prospectus Cover Page

2. In the cover letters and the Summary, where you state that the Class A stockholders will have 17.5% of the common stock, please also disclose, as you disclose on page 10, that FNF will hold 97.9% of the voting power because of the Class B common stock`s ten-to-one voting preference.

Prospectus Summary, page 1

3. The "Company Overview," "Competitive Strengths," "Strategy," and
"Company History" discussions in the Summary are repeated almost verbatim on pages 37-39 in the Business section of your document. Please revise to provide a shorter summary of the information that is contained in the Business section, rather than repeating entire paragraphs of your document in the Summary.

4. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your business and strategy. Please revise the summary to present a balanced picture. The balancing disclosure you provide should be no less prominent than your positive disclosure and should appear under appropriate headings. Also, since you discuss your strengths and strategy, the balancing disclosure in each of those subsections should discuss the difficulties you face and the obstacles you will need to overcome to accomplish your strategy objectives. Among other things, you should discuss the fact that A.M. Best downgraded your financial strength rating.

Risk Factors, page 7

5. Do state laws regulate the price of your policies? If so, please include a risk factor addressing this issue.

6. Your first two risk factors allude to risks that may affect your business, operating results, and financial condition, without fully describing those risks. For example, your first risk factor discusses interest rates, general and specific economic conditions, and seasonality. Your second risk factor mentions prevailing economic, regulatory, competitive and other conditions in California. Either expand these two risk factors to more completely and specifically describe the mentioned risks or create separate risk factors to adequately and completely describe all of the material risks.


Our subsidiaries engage in insurance-related businesses . . . , page 8

7. If any specific regulation has presented a material difficulty to your business, please identify the regulation and discuss the situation. It may be appropriate to place this disclosure in a separate risk factor.

8. Please discuss the investigations of the California Department of
Insurance and National Association of Insurance Commissioners in a separate risk factor. Also, explain in more detail the subject matter of these investigations. For example, which "reinsurance practices" are being investigated?

If the rating agencies further downgrade our company . . . , page
8

9. Please state how many ratings each of the five rating agencies have, and state where your ratings rank in these totals.

The Distribution, page 13

10. Please state that Fidelity National Financial, Inc. is both a selling shareholder and an underwriter in this transaction and provide the required selling shareholder disclosure.

No Fractional Shares, page 14

11. Please disclose the approximate per share value that will be used to determine the cash payment made in connection with the fractional shares.

Forward-Looking Statements, page 15

12. The second and third paragraphs of this section seem to suggest the Risk Factors section is incomplete. The Risk Factors section should include all risks you believe are material, and it is inappropriate to refer in the Risk Factors section or in any other part of your document to risks that are not material. Please revise or delete the second and third paragraphs of the Forward-Looking Statements section so they are consistent with this policy.

Dividend Policy, page 15

13. Describe briefly the regulatory restrictions on your ability to pay dividends.

Selected Historical Financial Information, page 17

14. Your current presentation that includes labeling each column as unaudited creates the impression that the columns not marked as such have been audited. Please clarify for us whether the auditors performed an audit in compliance with SAS 42 of this information or revise the presentation accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Recent Developments, page 22

15. Please file as an exhibit the agreement underlying your acquisition of Service Link. See Item 601(b)(2) and
(b)(10)(ii)(C) of
Regulation S-K. Also, provide us with your analysis of the applicability of Item 3-05 of Regulation S-X with respect to the acquisition of Service Link.

Critical Accounting Policies, page 23

16. We note that the discussion of the critical accounting policies appears to reiterate in some regards the information included in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting "estimates" to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application. For each estimate identified, ensure that you have analyzed and disclosed to the extent possible the following factors:

a. How management arrived at the estimate;
b. How accurate management`s estimate/assumption has been in the past;
c. Whether the estimate/assumption is reasonably likely to change in the future; and
d. Evaluate the sensitivity to change of critical accounting policies.

	Refer to Release 33-8350.

Reserve for Claim Losses, page 23

17. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for claim losses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s
Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a. Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.
b. Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
c. If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
1. Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
2. Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
3. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
d. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

Comparisons of Three Months Ended March 31, 2005 and 2004, page 24

Results of Operations, page 24

18. Please provide a better discussion of what the metrics "Orders opened by direct title operations" and "Orders closed by direct title operations" represent. Include how the amounts disclosed for each impact operations in the current period.

Liquidity and Capital Resources, page 31

Cash requirements, page 31

19. We note that most of your liquidity discussion appears to be from the holding company perspective. Please revise your MD&A to address this information at the operating subsidiary level. Specifically include a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. Specifically address your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

20. On page 3, you state that you are currently upgrading your operating system to improve ordering and delivery. If this will result in material capital expenditures, state the amount of those expenditures here.

Contractual Obligations, page 32

21. Please revise your presentation of the "Title claim reserve" to be included in the contractual obligation table with your other obligations.

22. Elsewhere in the filing, you disclose the estimated payments relating to pension and postretirement plans. As these payments represent future obligations of the Company, we believe the inclusion of estimated pension and postretirement payments in the contractual obligations table or a related footnote disclosure will provide investors increased transparency of your cash flow. Based on the above factors, please revise your contractual obligations table to include these payments or supplement the table with additional information that will assist the investor with understanding the Company`s cash requirements. Lastly, consider the need to incorporate a discussion to describe any known trends and uncertainties related to your pension plan that will likely result in a material change in your results of operations, financial condition, or your liquidity.

Business

Competitive Strengths, page 37

23. Please disclose what your operating margins are, and explain the basis for your belief that they are among the best in the industry.

Reinsurance and Coinsurance, page 41

24. We note you reinsure certain risks, and you assume reinsurance for other title insurers.

* Please disclose the amount of premiums earned from your customers, as opposed to other title insurers for whom you assume reinsurance, during the past two years, and state how much of these premiums you passed along to reinsurers.
* Identify your principal reinsurers, and state how much of your premiums you ceded to each one.
* Disclose the percentage of your risk that you currently reinsure.
* Please disclose the amount of revenues you earned by assuming reinsurance for other title insurers during the past two years.
* Please file as exhibits the written agreements with your principal reinsurers and with the companies for whom you assume reinsurance, and discuss the material terms of the agreements in the body of your filing. These terms would include the type of policies to which the agreements apply, both parties` financial obligations under the agreements, expiration date and termination provisions, and any other material rights and obligations of the parties.

Legal Proceedings, page 45

25. Please explain in more detail the allegations in the class action suit in California.

26. For every lawsuit discussed in this section, please state the amount of potential damages or, if you have settled, the amount you agreed to pay.

Regulation, page 47

27. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section.
Also, describe any incidence of noncompliance over the past three years.

Management, page 51

28. It appears Mr. Foley is the only director who has been selected as of now, as the other individuals are labeled as various types of officers. Please explain when and how you will select your initial directors.

Shares of FNF Common Stock, page 55

29. The table includes everyone you have identified on page 51 as an officer or director except for Mr. Foley, yet the total shares held by officers and directors is much higher than the sum of the amounts held by each individual officer/director. Please explain or reconcile this difference.

FNF Corporate Services Agreements, page 66

30. Please disclose the payment terms and durations of the corporate services agreements. Also, for each, disclose the amount you will receive and pay to FNF. Provide similar disclosure regarding the FIS corporate services agreement discussed on pages 69-70.

31. We note that you have yet to file any of these agreements and we have not had the benefit of reviewing them. However, please ensure that all of the disclosure required by Item 404 of Regulation S-K is disclosed concerning these contracts. This disclosure should be more comprehensive and detailed than the disclosure describing arms-length contracts. Also, additional information will have to be disclosed.
For example, as to any transaction involving the purchase or sale of assets by or to FNT, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller. Indicate the principle followed in determining the registrant`s purchase or sale price and the name of the person making such determination. This disclosure must be provided for each such transaction. See Instruction 5 of Item 404(a)
of Regulation S-K. We note the intellectual property agreement in particular.

New Notes Payable to FNF, page 67

32. Please file the notes as exhibits.

Employee Matters Agreement, page 68

33. Please describe the terms of this agreement in more detail.
For
example, what responsibilities and liabilities will you have?
What is
the approximate amount you will be required to pay to the employee benefit plans or to reimburse to FNF?

Intellectual Property Cross License Agreement, page 69

34. Please describe the terms of this agreement in more detail.
Discuss any payments you will make or receive, identify the subjects of the licenses, state the duration and termination provisions, and describe any other material terms of the agreement.

Lease Agreement, page 71

35. Please disclose the amount you will be required to pay for the lease. Also, disclose the payment terms and amount for the Master Information Technology Services Agreement.

Certain Relationships and Related Transactions, page 73

36. Please disclose the amount paid or received pursuant to every agreement discussed in this section. Also, please ensure that every agreement discussed in this section is filed as an exhibit.

Common Stock, page 77

37. Please disclose whether the Class B Common Stock has cumulative voting rights.

Provisions of our Certificate of Incorporation Relating to Corporate
Opportunities, page 80

38. Please compare and contrast your officers` and directors` fiduciary duties as defined by your certificate of incorporation with those defined by state law. Disclose, if true, that state law will override your certificate of incorporation in the event of a conflict.
If any statute, regulation, or case law addresses situations in which officers and directors work for two affiliated companies, discuss these laws. We may have further comments.

United States Federal Income Tax Considerations, page 81

39. We note the tax opinion addresses the "principal United States federal income tax consequences" of the transaction. Please replace the word "principal" with "material," and revise the opinion as necessary so that it discusses all material tax consequences of the transaction.

40. Please delete the first sentence of the third full paragraph on page 82, which reads, "This summary is for general information purposes only and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder." Also, delete the first sentence of the legend constituting the fourth full paragraph on page 84.

Financial Statements - December 31, 2004

Combined Statements of Equity and Comprehensive Earnings, page F-5

41. Based on your current presentation it appears that the operations of the company are not a separate legal entity within FNF. Please include in your notes a discussion of the current capital structure as well as a discussion of what the capital structure will be like after the distribution of your shares including disclosing the debt issuances and dividends to FNF that will take place prior to the distribution. Also provide to us any consideration given to the presentation of earnings per share based on the new capital structure that will be in place at the time of the distribution.

Combined Statements of Cash Flows, page F-6

42. Please provide to us a discussion of how you determined that the current presentation related to the secured trust deposits is appropriate. Specifically include a discussion of the appropriateness of recognizing these assets within your financial statements in addition to the cash flow presentation. Include references to any specific paragraphs within the authoritative literature upon which you relied in this determination.

A. Summary of Significant Accounting Policies, page F-7

Description of Business, page F-7

43. You make the statement in the last sentence of this section that you operate you business as one segment. We note in other portions of the document that it appears that segregate you revenues between several product types including residential, commercial, refinance, new sales, etc. Please revise your notes to include the revenues generated by these various product types. Refer to paragraph 37 of
SFAS 131.

Reinsurance, page F-13

44. Please include the disclosure required by paragraphs 27-28 of SFAS
113 related to your reinsurance agreements.

B. Acquisitions, pages F-14 - F-15

Acquisition of Micro General Corporation, page F-15

45. Please tell us and revise your disclosure to state how you accounted for the acquisition of Micro General Corporation in the historical financial statements. Cite appropriate accounting literature as appropriate.

H.  Income Taxes, page F-20

46. Please explain to us why your "Insurance reserve discounting" line items presented in the tables on pages F-20 and F-21 changed from a significant asset in the prior year to a significant liability in the current year.

J. Commitments and Contingencies, pages F-22 - F-24

47. We note your disclosure regarding several pending lawsuits.
It is
unclear whether or not the losses relating to these lawsuits are probable and estimable. For each pending lawsuit disclosed where a complaint has been filed against you, please provide us the information that should have been disclosed per paragraphs 9 and 10 of
SFAS 5. The disclosure should include, at a minimum should include what the other party in the lawsuit is seeking. To the extent settlements are material, include a discussion of those amounts as well.


L.  Employee Benefit Plans, page F-25

Stock Option Plans, page F-26

48. In the first paragraph on page F-27 you make the statement that
"other disclosures required by SFAS No.123 have not been provided because the SFAS No. 123 pro forma expense disclosures were prepared based upon an allocation methodology that allocates to the Company expenses associated with portions of individual awards, rather than entire awards." Please better explain to us what this means and why you feel that it precludes your ability to provide this information.

Item 16. Exhibits and Financial Statement Schedules, page II-2

49. We note several of your exhibits are not yet filed. Please be aware that once these exhibits are filed, we will need time to examine them prior to effectiveness, and we may have comments on them.

Supplemental Schedules, page II-4

50. Please provide to us your analysis related to the decision to not include the information required by Schedule II as required by Rule 7-
05 of Regulation S-X.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861, Michael Reedich at (202) 551-3612, or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Robert S. Rachofsky
	LeBoeuf, Lamb, Greene & MacRae LLP
	125 West 55th Street
	New York, NY 10019-5389
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Raymond R. Quirk
Fidelity National Title Group, Inc.
July 29, 2005
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